UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

TODD SHIPYARDS CORPORATION

(Name of Subject Company (issuer))

NAUTICAL MILES, INC.

(Names of Filing Persons (offeror))

VIGOR INDUSTRIAL LLC

(Names of Filing Persons (parent of offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

889039103

(CUSIP Number of Class of Securities)

Frank Foti

Vigor Industrial LLC

5555 N. Channel Avenue

Portland, Oregon 97217

(800) 505-1930

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

C. Kent Carlson

Kristy T. Harlan

K&L Gates LLP

925 4th Avenue, Suite 2900

Seattle, Washington 98104-1158

(206) 623-7580

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$130,002,991.17	$15,093.35
*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 5,787,231 shares of common stock, par value $0.01 per share (including 7,875 shares subject to forfeiture or restrictions on transfer), at $22.27 per share. The transaction value also includes the aggregate offer price for 27,840 shares of common stock underlying restricted stock units and 88,000 shares of common stock issuable upon the exercise of stock-settled appreciation rights with an exercise price less than $22.27 per share, calculated by multiplying the number of shares of common stock issuable pursuant to such stock-settled appreciation rights at each exercise price therefor by an amount equal to $22.27 minus such exercise price.

**	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,093.35 Form or Registration No.: Schedule TO	Filing Party: Nautical Miles, Inc. Date Filed: December 30, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, this “Schedule TO”) relating to the tender offer by Nautical Miles, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), for all of the outstanding common stock, par value $0.01 per share (the “Shares”), of Todd Shipyards Corporation, a Delaware corporation (“Todd”), at a price of $22.27 per share, net to the seller in cash, without interest and less any applicable withholding and transfer taxes, upon the terms and conditions set forth in the Offer to Purchase dated December 30, 2010 (collectively with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (collectively with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, collectively constitute the “Offer.”

Items 1 through 9.

Items 1 through 9 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Section 11—The Merger Agreement; Other Agreements:

The information set forth in the section of the Offer to Purchase entitled “Section 11—Merger Agreement; Other Agreements” in the subsection entitled “Go-Shop; Solicitation” is hereby amended by adding the following paragraph after the first paragraph:

“Todd has determined not to exercise its option to extend the Go-Shop Period. During the Go-Shop Period, Todd solicited twelve potential acquirers and received one unsolicited inquiry. According to Todd, one potential acquirer executed a non-disclosure agreement and conducted substantial due diligence. However, all of the parties with whom Todd conducted discussions have indicated that they do not intend to make a Takeover Proposal that would constitute a Superior Proposal (as defined in the Merger Agreement). According to Todd, its Board does not believe that extension of the Go-Shop Period would lead to a Superior Proposal. Todd has no further opportunities to extend the length of the Go-Shop Period, which will expire at 11:59 p.m. New York City time on January 28, 2011.”

Item 11.	Additional Information.

Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The information set forth in the section of the Offer to Purchase entitled “Section 16—Certain Legal Matters; Regulatory Approvals” in the subsection entitled “Litigation” is hereby amended and restated as follows:

“Between December 27, 2010 and January 13, 2011, the following class action lawsuits were filed by purported stockholders of Todd in the Superior Court of King County, Washington, in connection with the Merger Agreement, the Offer and the Merger:

•	Cheryl Marshall v. Todd Shipyards Corporation, et. al., Case No. 10-2-4502701;

•	Karl Graulich v. Todd Shipyards Corporation, et. al., Case No. 10-2-45398-9;

•	Oscar Lee Walker v. Todd Shipyards Corporation, et. al., Case No. 11-2-02713-9; and

•	Renee Sternheim and Isaac Sternheim v. Todd Shipyards Corporation, et. al., Case No. 11-2-03059 8.

The above-referenced actions variously name as defendants Todd, the directors and executive officers of Todd (the “Individual Defendants”), Woodbourne Partners, L.P., Parent and Purchaser. The complaints generally allege, among other things, that the Individual Defendants have breached their fiduciary duties to Todd’s stockholders, including the duties of good faith, loyalty and due care, and that Parent, Purchaser and Woodbourne Partners, L.P. aided and abetted the Individual Defendants’ alleged breaches of their fiduciary duties. The complaints variously include, among others, allegations that (i) the consideration to be received by the holders of Shares is unfair, inadequate and less than the “intrinsic value” of the Shares, (ii) the provisions of the Merger Agreement unfairly protect the transactions proposed between Todd and Parent, including through a grossly excessive termination fee and inadequate go-shop period, (iii) the Top-Up is coercive, (iv) the Individual Defendants did not seek competitive bids prior to entering into the Merger Agreement, and (v) disclosure regarding the Offer and the Merger is misleading or insufficient. Plaintiffs in the actions seek, among other relief, injunctive relief preventing the defendants from consummating the Offer and the Merger, compensatory damages and attorneys’ fees and expenses. Parent and Purchaser believe the aforementioned complaints are completely without merit, and intend to vigorously defend against them.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(I)	Press Release issued by Todd Shipyards Corporation on January 25, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2011

NAUTICAL MILES, INC.

By:	/s/ Frank J. Foti

Name:	Frank J. Foti
Title:	President

VIGOR INDUSTRIAL LLC

By:	/s/ Frank J. Foti

Name:	Frank J. Foti
Title:	President